

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Natalie Derse
Chief Financial Officer
Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, AZ 85281

> **Re: Gen Digital Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **File No. 000-17781**

Dear Natalie Derse:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bryan Ko